SECURITIES AND EXCHANGE COMMISSION

                                  AMENDMENT TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               POWERCHANNEL, INC.
                                  COMMON STOCK

                                   73933E 10 8
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                 AUGUST 12, 2003
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

         MICHAEL FASCI

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power: 1,146,433

(8)  Shared Voting Power: 0

(9)  Sole Dispositive Power: 1,146,433

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,146,433

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 10.22%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

PowerChannel, Inc.
Common Stock, $.01 par value.
16 North Main Street, Suite 395
New City, New York 10956

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Name: Michael Fasci

(b)  Address: 29 Abbey Lane
              Middleboro, Massachusetts 02346


(c)  Director.

(d)  None.

(e)  None.

(f)  Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Michael Fasci, sold 560,830 to a third party and acquired 1,126,433 shares of the Issuer pursuant to a Stock Purchase Agreement and Share Exchange and Amendment thereto. Mr. Fasci currently owns 1,146,433 shares of the Issuer.


ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was pursuant to the Stock Purchase Agreement and Share Exchange and Amendment thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Michael Fasci acquired 1,126,433 of the issued and outstanding common shares of the Issuer in July 2003. Currently, such amount represents 10.22% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement and Share Exchange between Powerchannel, Inc. and Sealant Solutions.(1)


(1)      Filed with the Form 8-K filed with the SEC on July 28, 2003.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 19, 2003          Signature:  /s/ MICHAEL FASCI
                                         -----------------------
                                               MICHAEL FASCI